UNITED STATES
SECURITIES AND EXCHANGE COMMI[illegible]
Washington, D.C. 20549

11016041

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53541

SEC MAIL PROCESSING RECEIVED FEB 23 2011 Washington, D.C. Section

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Athena Capital Partners Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1402 North 25th Street
(No. and Street)

Tampa	Florida	33605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Cimino — (813) 857-7289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Cimino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Athena Capital Partners Inc, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Florida
County of Hillsborough
Subscribed ans sworn to (or affirmed) before me on this 26th day of January, 2011 by Kevin Cimino proved to me on the basis of satisfactory evidences to be the person who appeared beofre me.

Karen D Hart

Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
Karen D. Hart
Commission #DD689007
Expires: AUG. 13, 2011
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

President & CEO

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Athena Capital Partners, Inc.:

We have audited the accompanying statement of financial condition of Athena Capital Partners, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Athena Capital Partners, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered losses from operations and minimal revenue which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 17, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Athena Capital Partners, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Cash	$	10,990
Total assets	$	10,990

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	2,422
Total liabilities		2,422
Commitments and contingencies		
Stockholders' equity		
Common stock, $1 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		26,094
Accumulated deficit		(18,526)
Total stockholders' equity		8,568
Total liabilities and stockholders' equity	$	10,990

The accompanying notes are an integral part of these financial statements.

Athena Capital Partners, Inc.
Statement of Operations
For the Year Ended December 31, 2010

Revenues	
Interest income	$ 21
Total revenues	21
Expenses	
Employee compensation and benefits	7,397
Professional fees	8,375
Other operating expenses	6,976
Total expenses	22,748
Net income (loss) before income tax provision	(22,727)
Income tax provision	-
Net income (loss)	$ (22,727)

The accompanying notes are an integral part of these financial statements.

Athena Capital Partners, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficits)	Total
Balance at December 31, 2009	$ 1,000	$ 9,294	$ 4,201	$ 14,495
Proceeds from paid-in capital	-	16,800	-	16,800
Net income (loss)	-	-	(22,727)	(22,727)
Balance at December 31, 2010	$ 1,000	$ 26,094	$ (18,526)	$ 8,568

The accompanying notes are an integral part of these financial statements.

Athena Capital Partners, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flow from operating activities:		
Net income (loss)		$ (22,727)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	$ 2,362	
Total adjustments		2,362
Net cash provided by (used in) operating activities		(20,365)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Proceeds from contribution of additional paid-in capital	16,800	
Net cash provided by (used in) financing activities		16,800
Net increase (decrease) in cash		(3,565)
Cash at beginning of year		14,555
Cash at end of year		$ 10,990
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.